UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

December 15, 2010
Commission File Number 1-15200

Statoil ASA

(Translation of registrant’s name into English)
FORUSBEEN 50, N-4035, STAVANGER, NORWAY
(Address of principal executive offices )

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F   X      Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

This Report on Form 6-K contains a press release issued by Statoil ASA on December 15, 2010, entitled "Notifiable trading”.

Notifiable trading

The shares purchased by DnB NOR on behalf of Statoil (OSE:STL, NYSE:STO) on 10 December 2010 for use in the group's share saving plan have on 15 December 2010 been distributed to the employees in accordance with their savings amount. Following this, the share saving plan has 7,113,863 shares.

As participants in the share saving plan, the primary insiders below have been allocated shares at an average price of NOK 130.50.

Name	Bought	New share holding
Bjørn, Benedikte	69	581
Bjørnson, Rune	621	11650
Eide, Tom Melbye	722	12795
Gjærum, Reidar	527	10020
Iversen, Einar Arne	173	2995
Jacobsen, Jon Arnt	690	15037
Koch, Nina Birgitte	599	5756
Lund, Helge	1620	33453
Mellbye, Peter	621	16940
Michelsen, Øystein	775	9758
Myrebøe, Gunnar	560	8851
Nafstad, Hilde Merete	140	1982
Nes, Helga	131	5828
Nilsen, Geir	165	1075
Sætre, Eldar	621	13764
Skeie, Svein	518	7301
Svaan, Morten	221	1651
Thomsen, Kåre	506	9829
Øvrum, Margareth	850	16497

This information is subject of the disclosure requirements acc. to §5-12 vphl (Norwegian Securities Trading Act)

Also, as participants in the share saving plan, the Statoil Fuel & Retail primary insiders below have been allocated shares at an average price of NOK 130.56.

Name	Bought	New share holding
Eide, Jørn	43	1380
Hoff, Marthe	65	3256
Høidahl, Hans-Olav	71	2004
Jernskau, Rolv Bjørn	43	1007
Klokk, Eline Gedde-Dahl	30	375
Madsen, Jørn	82	4548
Merkeviciene, Egle	33	389
Mikalsen, Ellen	35	996
Mydske, Karl Kristian	62	2245
Palm, Jonas	80	2105
Rasmussen, Odd Arne	42	1201
Strand, Ina	10	320
Støver, Anne Martha	10	980

This information is subject of the disclosure requirements acc. to § 4-1 vphl (Norwegian Securities Trading Act)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

STATOIL ASA (Registrant)
Dated: December 15, 2010	By:	___/s/ Eldar Sætre Name: Eldar Sætre Title: Chief Financial Officer